Exhibit 21.1

PROS Holdings, Inc.
List of Subsidiaries as of December 31, 2013

Name of Entity    State/Country of Incorporation/Organization
PROS, Inc.    Delaware
SignalDemand, Inc.    Delaware
PROS Europe Limited    England and Wales
PROS Germany GmbH    Germany
PROS Canada Operations, Ltd.    Canada